                                                                     EXHIBIT "F"


                              [BIOVAIL LETTERHEAD]

                                               CONTACT:  Eugene Melnyk
                                                         Chairman of the Board
                                                         Kenneth Howling
                                                         Chief Financial Officer
                                                         Rolf Reininghaus
                                                         President
                                                         Crystaal Corporation
                                                         (416) 285-6000

FOR IMMEDIATE RELEASE:

    *BIOVAIL IN-LICENCES CANADIAN RIGHTS TO D-METHYLPHENIDATE FROM CELGENE*

TORONTO, Canada, June 23, 1998 -- Biovail Corporation International (NYSE, TSE:
BVF) today announced that it has entered into a licensing agreement with Celgene Corporation (NASDAQ: CELG) for the exclusive marketing rights to d-methylphenidate (d-MPH) in Canada. Crystaal Corporation, a wholly owned subsidiary of Biovail, intends to market d-MPH for use in the treatment of Attention Deficit-Hyperactivity Disorder (ADHD).

     d-MPH is the pure and active form of the marketed raecemic version of methylphenidate, offering advantages such as reduced doses, diminished metabolic load and the possibilities of significant reductions in adverse effects and abuse potential that tend to be associated with the use of the raecemic form. Crystaal Corporation ("Crystaal") anticipates filing a New Drug Submission for d-MPH with the Therapeutic Products Directorate (TPD) during the course of next year.

     Rolf Reininghaus, President of Crystaal, commented "due to the growing awareness and recognition of ADHD in children by the public and the medical community, coupled with the growth of diagnoses in adults, the market for therapies aimed at this condition is expected to grow in Canada to U.S.$50 to $100 million by the year 2000 and beyond. Crystaal plans to become the market leader in this segment with the introduction of d-MPH."

                                   -- more --



                                 [RECYCLE LOGO]

                              [BIOVAIL LETTERFOOT]

     Concurrent with the licensing agreement, Biovail has entered into a Stock Purchase Agreement whereby Biovail will purchase U.S.$2.5 million of newly issued Celgene Corporation stock.

     Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA and TPD approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.